Exhibit 99.1

Immutep Reports Promising New Data in Head and Neck Cancer

at ESMO Immuno-Oncology 2024

•

Data shows strong overall survival, progression-free survival, and durability from novel combination of efti in combination with pembrolizumab in difficult-to-treat head and neck cancer patients with PD-L1 CPS <1

•	Positively, median overall survival (OS) has not yet been reached and the 12-month OS rate is 67%, both well above historical controls

•	Complete response rate increases to 12.9% and 16.1%, according to RECIST 1.1 and iRECIST, respectively

•	Treatment continues to be well tolerated

SYDNEY, AUSTRALIA – 12 December 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces positive clinical results from Cohort B of the TACTI-003 (KEYNOTE-C34) Phase IIb trial. This study evaluates eftilagimod alpha (efti) in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in first line recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients with negative PD-L1 expression.

The new promising data presented by Martin Forster, M.D., Ph.D., at the ESMO Immuno-Oncology (IO) Annual Congress 2024 includes strong overall survival, progression-free survival, and durability. This adds to the high response rates and favourable safety data previously reported on 12 July 2024.

Prof. Martin Forster of the UCL Cancer Institute and University College London Hospital NHS Foundation Trust, London, UK, and TACTI-003 Investigator, stated, “The new survival and durability data, coupled with increasing complete responses, build on the strong response rates already established with this novel IO combination in head and neck squamous cell cancers with PD-L1 CPS <1. This difficult-to-treat disease places a high burden on patients who unfortunately have very limited treatment options that all include chemotherapy. Collectively, these impressive results build on the potential promise of efti to improve patient outcomes and expand populations that respond to anti-PD-1.”

Results

Data as of the 31 October 2024 cut-off date in evaluable 1L HNSCC patients (N=31) whose tumours express PD-L1 below 1 (Combined Positive Score [CPS] <1) and who typically do not respond well to anti-PD-1 therapy alone shows:

•	Positively, median overall survival (OS) has not yet been reached and the 12-month OS rate is 67%

•	Promising progression-free survival (PFS) of 5.8 months

•	Strong durability with interim median duration of response (DOR) of 9.3 months

•	High 35.5% objective response rate (ORR) and 58.1% disease control rate (DCR), as reported on 12 July

•	Complete response rate increases to 12.9% and 16.1%, according to RECIST 1.1 and iRECIST, respectively[1]

•	Efti in combination with pembrolizumab continues to be well-tolerated with no new safety signals

This data compares favourably to historical results from anti-PD-1 therapy alone in 1L HNSCC patients with PD-L1 CPS <1 including a 7.9-month median OS, 12-month OS rate of 39%, 2.1-month median PFS, 2.6-month median DOR, 5.4% ORR and 32.4% DCR with no complete responses2-3.

Marc Voigt, CEO of Immutep, noted, “Despite the significant progress of cancer immunotherapy over the past decade and the positive change in the therapeutic landscape it has brought to bear, head and neck cancer patients with PD-L1 expression of less than one continue to have limited treatment options that all include chemotherapy. We believe this data is an encouraging step in the right direction towards potentially bringing a new approach to this underserved population, representing up to 20% of patients with this difficult disease.”

Next Steps

Patients with PD-L1 CPS <1 is an underserved patient population with limited treatment options. Immutep will continue to follow the maturing data from TACTI-003 and engage with regulatory authorities regarding potential paths forward.

The ESMO IO poster is available on the Posters & Publications section of Immutep’s website.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.	Complete response rate was 9.6%, according to RECIST 1.1 and iRECIST, respectively, at earlier cut-off date as previously reported on 12 July 2024
2.

Burtness, B. et al. Pembrolizumab Alone or With Chemotherapy for Recurrent/Metastatic Head and Neck Squamous Cell Carcinoma in KEYNOTE-048: Subgroup Analysis by Programmed Death Ligand-1 Combined Positive Score. Journal of Clinical Oncology 2022 40:21, 2321-2332. Note, the 5.4% ORR and 32.4% DCR are calculated from the 37 evaluable patients with CPS <1.

3.

Burtness B. et al. Abstract LB-258: Efficacy of first-line (1L) pembrolizumab by PD-L1 combined positive score <1, 1-19, and ≥20 in recurrent and/or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC): KEYNOTE-048 subgroup analysis. Cancer Res 15 August 2020; 80 (16_Supplement): LB–258. https://doi.org/10.1158/1538-7445.AM2020-LB-258

Australian Investors/Media:

Catherine Strong, Sodali & Co

+61 (0)406 759 268; catherine.strong@sodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889